

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 23, 2015

Via E-mail
Mr. Paul A. Jones
Chief Financial Officer
USANA Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, UT 84120

> **Re: USANA Health Sciences, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **File No. 001-35024**

Dear Mr. Jones:

We have limited our review to only your financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note A – Summary of Significant Accounting Policies
Revenue Recognition, page F-13

1. You state that you consider the sales discounts under your initial order reward program to be part of a multiple element arrangement and accordingly are deferred when the first order is placed and recognized as customers place their subsequent two orders. Please tell us:
   - the reason you believe the transaction is a multiple element arrangement under ASC 605-25;
   - how you determine the amount to defer under that accounting and how it compares to the contractual amount of the discount earned (i.e. same, higher, lower); and

- how your method of recognizing these discounts as customers place their subsequent two orders complies with ASC 605-50-25.

Please provide us an example of your calculations and the respective journal entries.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance